Memorandum

On April 11st 2008, Anji Meibodeng Ciji Real Estate Corp. and Niusule Biotech Corp. (America) signed the Joint Ventur Contract , decided to jointly invest to set up a joint venture Zhejiang Baitai Bioengineering Corp. It is agreed upon by both parties to amend the contract as below:

1.Article 13 of the Joint Venture contract, “In the event that either Party A or Party B intends to assign all or part of his capital contribution to a third party, consent must be obtained from the other party to the joint venture. When one party to the joint venture assigns all or part of his capital contribution, the other party shall have the rights of preemption. The terms and conditions of offer to assign all or part of its capital contribution to a third party shall not be more preferential than those offered to the other party.”

It should be amended as “It is agreed upon by both parties to amend the Article 13 in the Joint Venture Agreement in the form of memorandum. Either party shall not transfer all or part of our interest to a third party, without the written notice to the other Party. It deems that the other party agreed if it does not reply within 30 days upon receipt of the written notice. The other party objecting to such transfer shall purchase the capital contribution to be transferred and such party is deemed to have agreed to the transfer if he does not purchase the capital contribution.”

2.Article 38 of the Joint Venture contract “The term of Joint Venture Company shall be 10 years. The date of establishment of the Joint Venture Company shall be the date on which the business license of Joint Venture Company is issued. At the proposal of one party and upon unanimous approval in a meeting of the Board of Directors, an application may be filed with the original examination and approval authority six (6) months prior to the expiration of the joint venture term for an extension of the joint venture term. Such extension shall be agreed by Party A and B and allowed by the regulatory authorities.”

It should be amended as “The term of Joint Venture Company shall continue indefinitely. The date of establishment of the Joint Venture Company shall be the date on which the business license of Joint Venture Company is issued.”

3.Article 25 of the Joint Venture contract, “The Joint Venture Company shall establish an operation and management organization which shall be responsible for its daily operation and management. The operation and management organization shall have one General Manager, who shall be nominated by Party A. The General Manager shall be appointed by the Board of Directors for a term of 4 years.”

It should be amended as “The Joint Venture Company shall establish an operation and management organization which shall be responsible for its daily operation and management. The operation and management organization shall have one General Manager, who shall be appointed by the Board of Directors for a term of 4 years.”

4. Add two provisions in the Responsibilities of Party B of Article 14 of Joint Venture contract as below:

16.	Selecting, terminating, and setting the compensation of management responsible for implementing the joint venture’s policies and procedures.

17.	Establishing operating and capital decisions of the joint venture, including budgets,

in the ordinary course of business.

The Memorandum will have two copies: each party shall keep a copy. It has the same legal effect as the contract.

This Memorandum has been executed by the authorized representatives of Party A and Party B in China on this 8 day of August, 2008.

Party A: ANJI MEIBODENG CIJI REAL ESTATE CORP

Authorized Representative (Signed)

Party B: NIUSULE BIOTECH CORP. (AMERICA)

Authorized Representative (Signed)